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                                  EXHIBIT 11.1

             Statement Regarding Computation of Per Share Earnings



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Computation of Earnings Per Share
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The following formula was used to calculate the earnings per share, Consolidated
Statements of Income for the three months ended March 31, 2001 and 2000, included in this report as Exhibit 13.3


Earnings Per Share

Net Income /
Weighted average shares of common stock outstanding for the period

                                Three months ended
                                     March 31,
                                 2001          2000
                                ------        ------
Weighted Average
Shares Outstanding            1,538,443      1,538,443

Net Income                      582,165        559,543

Per Share Amount                  .38            .36


No common stock equivalents exist.